

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 16, 2007

Via Mail and Fax

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **RE: The Walt Disney Company**
> **Form 10-K: For the Year Ended September 30, 2006**
> **File Number: 001-11605**

Dear Mr. Iger:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended September 30, 2006

Item 1. Business, page 1
Studio Entertainment, page 15
Theatrical Distribution, page 15

1. Please tell us the reason(s) for the shift in strategy in moving away from distribution of Touchstone films. Explain to us in detail your evaluation and basis for your conclusion in regard to impairment of assets associated with Touchstone films in view of this change in strategy. Also, explain to us your consideration of the effect of this change on the expected useful lives and related depreciation of these assets. Further, tell us the amount of assets in total and by class associated with Touchstone.

Item 1A. Risk Factors, page 20

2. In regard to the disclosure on page 21 concerning self insurance for wind damage, please disclose the extent to which you are self insured, the amount of third party insurance coverage available and the extent of your exposure to loss.

Item 7. Management's Discussion and Analysis …, page 31
Business Segment Results – 2006 vs. 2005, page 34
Media Networks, page 35
Revenues, page 35

3. For the most significant cable and satellite contractual arrangements under negotiation, please disclose the timing of when each is due to expire and the materiality of each to you.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements, page 50
Information Technology Outsourcing, page 51

4. Please disclose the amount incurred under this arrangement for each year a statement of income is presented.

Notes to Consolidated Financial Statements, page 76
Note 3. Significant Acquisitions and Dispositions and Restructuring and Impairment Charges, page 87
Acquisition of Pixar, page 87

5. Please tell us and disclose the factors that contributed to a purchase price resulting in the recognition of goodwill pursuant to paragraph 51(b) of FAS 141.

6. Please tell us the purchase price allocated to (1) each of Pixar's proprietary technologies Marionette, Ringmaster and Renderman, (2) other aspects of the computer animation process possessed by Pixar exclusive of the preceding

technologies cited, and (3) Pixar's film library, along with your basis for such allocations. In addition, tell us how amounts recognized for these items were classified, whether they are amortizable or not amortizable and why, and the associated lives assigned to them.

ABC Radio Transaction, page 89

7. Please disclose the carrying amount of assets and liabilities of the business to be distributed and the intended accounting for the distribution.

Note 5. Euro Disney and Hong Kong Disneyland, page 91

8. We note the history of losses associated with Euro Disney. In this regard, please explain to us in detail your evaluation and basis for your conclusion in regard to impairment of the assets associated with Euro Disney.

Note 11. Equity Based Compensation, page 105

9. Please disclose the change in estimate effected by the change to the binomial method in accordance with paragraph A23 of FAS 123R as appropriate.

10. Please disclose the information in regard to options expected to vest in accordance with paragraph A240(d) of FAS 123R.

11. Please disclose the basis for the expected term assumption pursuant to paragraph A240(e)(2)(a) of FAS 123R. If the simplified method is no longer used, disclose this, the reason for the change and periods to which methods used apply.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   ·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Thomas O. Staggs, Senior Executive Vice President and Chief Financial Officer